UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2015

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2015	2014
	$	$
Voyage revenues (note 9a)	97,326	101,490

Voyage expenses	(318)	(1,333)
Vessel operating expenses (note 9a)	(21,634)	(24,256)
Depreciation and amortization	(23,569)	(24,110)
General and administrative (note 9a)	(6,708)	(6,408)

Income from vessel operations	45,097	45,383

Equity income	18,058	20,373
Interest expense (note 7)	(10,104)	(14,831)
Interest income	734	648
Realized and unrealized loss on derivative instruments (note 10)	(14,032)	(7,521)
Foreign currency exchange gain (loss) (notes 7 and 10)	25,930	(779)
Other income	443	218

Net income before income tax recovery (expense)	66,126	43,491
Income tax recovery (expense) (note 8)	225	(395)

Net income	66,351	43,096

Non-controlling interest in net income	3,283	4,850
General Partner’s interest in net income	8,642	7,155
Limited partners’ interest in net income	54,426	31,091
Limited partners’ interest in net income per common unit:
• Basic	0.69	0.42
• Diluted	0.69	0.42
Weighted-average number of common units outstanding:
• Basic	78,514,335	74,199,534
• Diluted	78,553,194	74,226,654

Cash distributions declared per common unit	0.7000	0.6918

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2015	2014
	$	$
Net income	66,351	43,096

Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instruments in equity accounted joint ventures before reclassifications, net of tax (note 5c)	(973)	(552)
Realized loss on qualifying cash flow hedging instruments in equity accounted joint ventures reclassified to equity income, net of tax	362	—

Other comprehensive loss	(611)	(552)

Comprehensive income	65,740	42,544

Non-controlling interest in comprehensive income	3,283	4,850
General and limited partners’ interest in comprehensive income	62,457	37,694

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents	106,410	159,639
Restricted cash – current (notes 7 and 10)	8,999	3,000
Accounts receivable, including non-trade of $9,599 (2014 – $7,998)	12,536	11,265
Prepaid expenses	5,390	3,975
Current portion of net investments in direct financing leases (note 4)	19,350	15,837
Advances to affiliates (note 9b)	17,254	11,942

Total current assets	169,939	205,658

Restricted cash – long-term (notes 7, 10 and 11b)	47,633	42,997

Vessels and equipment
At cost, less accumulated depreciation of $608,701 (2014 – $588,735)	1,641,227	1,659,807
Vessels under capital leases, at cost, less accumulated depreciation of $52,284 (2014 – $50,898)	90,500	91,776
Advances on newbuilding contracts (notes 9d and 11a)	298,362	237,647

Total vessels and equipment	2,030,089	1,989,230

Investments in and advances to equity accounted joint ventures (notes 5, 6b, 6c, 11c and 11d)	851,807	891,478
Net investments in direct financing leases (note 4)	661,764	666,658
Other assets	42,897	44,679
Derivative assets (note 10)	—	441
Intangible assets – net	85,433	87,646
Goodwill – liquefied gas segment	35,631	35,631

Total assets	3,925,193	3,964,418

LIABILITIES AND EQUITY
Current
Accounts payable	1,200	643
Accrued liabilities (notes 10 and 14)	31,161	39,037
Unearned revenue	18,271	16,565
Current portion of long-term debt (note 7)	117,677	157,235
Current obligations under capital lease (note 4)	62,456	4,422
Current portion of in-process contracts	8,084	4,736
Current portion of derivative liabilities (note 10)	36,562	57,678
Advances from affiliates (notes 9b and 10)	52,749	43,205

Total current liabilities	328,160	323,521

Long-term debt (note 7)	1,735,394	1,766,889
Long-term obligations under capital lease (note 4)	—	59,128
Long-term unearned revenue	32,561	33,938
Other long-term liabilities (notes 4 and 5c)	73,546	74,734
In-process contracts	28,246	32,660
Derivative liabilities (note 10)	170,055	126,177

Total liabilities	2,367,962	2,417,047

Commitments and contingencies (notes 4, 7, 10 and 11)

Equity
Limited Partners	1,489,685	1,482,647
General Partner	56,658	56,508
Accumulated other comprehensive loss	(2,014)	(1,403)

Partners’ equity	1,544,329	1,537,752
Non-controlling interest	12,902	9,619

Total equity	1,557,231	1,547,371

Total liabilities and total equity	3,925,193	3,964,418

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	66,351	43,096
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	6,157	(1,723)
Depreciation and amortization	23,569	24,110
Unrealized foreign currency exchange (gain) loss (notes 7 and 10)	(29,176)	332
Equity income, net of dividends received of $45,000 (2014 – nil)	26,942	(20,373)
Amortization of deferred debt issuance costs and other	262	285
Change in operating assets and liabilities	(6,097)	1,493
Expenditures for dry docking	(511)	(5,821)

Net operating cash flow	87,497	41,399

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	38,967	3,648
Scheduled repayments of long-term debt	(21,733)	(21,421)
Prepayments of long-term debt	(40,000)	(5,000)
Scheduled repayments of capital lease obligations	(1,094)	(1,779)
Proceeds from equity offerings, net of offering costs (note 12)	6,753	—
Repayments of advances from equity accounted joint ventures	13,987	—
Increase in restricted cash	(12,146)	(564)
Cash distributions paid	(63,609)	(58,895)
Novation of derivative liabilities (note 9e)	—	2,985
Dividends paid to non-controlling interest	—	(7,206)

Net financing cash flow	(78,875)	(88,232)

INVESTING ACTIVITIES
Additional capital contributions in equity accounted investments (note 5a)	(1,533)	—
Receipts from direct financing leases	1,381	3,796
Expenditures for vessels and equipment	(61,699)	(1,620)

Net investing cash flow	(61,851)	2,176

Decrease in cash and cash equivalents	(53,229)	(44,657)
Cash and cash equivalents, beginning of the period	159,639	139,481

Cash and cash equivalents, end of the period	106,410	94,824

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
					Non-
	Partners’ Equity				controlling
				Accumulated	Interest	Total
				Other
	Limited		General	Comprehensive
	Partners		Partner	Loss
	Number of
	Common Units	$	$	$	$	$
Balance as at December 31, 2014	78,353	1,482,647	56,508	(1,403)	9,619	1,547,371
Net income	—	54,426	8,642	—	3,283	66,351
Other comprehensive loss	—	—	—	(611)	—	(611)
Cash distributions	—	(54,959)	(8,650)	—	—	(63,609)
Equity based compensation, net of tax of $408 (note 13)	25	956	20	—	—	976
Proceeds from equity offering (note 12)	160	6,615	138	—	—	6,753

Balance as at March 31, 2015	78,538	1,489,685	56,658	(2,014)	12,902	1,557,231

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2014, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (or SEC) on April 22, 2015. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			March 31, 2015		December 31, 2014
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $

Recurring:
Cash and cash equivalents and restricted cash	Level 1		163,042	163,042	205,636	205,636
Derivative instruments (note 10)
Interest rate swap agreements – liabilities	Level 2		(120,939)	(120,939)	(119,558)	(119,558)
Cross currency swap agreements	Level 2		(87,593)	(87,593)	(70,386)	(70,386)
Other derivative	Level 3		(3,870)	(3,870)	(2,137)	(2,137)
Other:
Advances to equity accounted joint ventures (notes 6b and 6c)	(i	)	167,982	(i )	181,514	(i )
Long-term receivable included in accounts receivable and other assets (ii)	Level 3		17,482	17,493	17,137	17,164
Long-term debt – public (note 7)	Level 1		(198,491)	(204,446)	(214,707)	(220,762)
Long-term debt – non-public (note 7)	Level 2		(1,654,580)	(1,606,491)	(1,709,417)	(1,659,852)

(i)	The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.
(ii)	As described in Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2014, the estimated fair value of the non-interest bearing receivable from BG International Limited (or BG) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of March 31, 2015 is $17.5 million using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2015 and 2014 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), is as follows:

	Three Months Ended March 31,
	2015	2014
	$	$
Fair value at beginning of period	(2,137)	6,344
Realized and unrealized losses included in earnings	(2,370)	(2,300)
Settlement payments (receipts)	637	(1,544)

Fair value at end of period	(3,870)	2,500

The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of March 31, 2015 is based upon an average daily tanker rate of $32,272 (March 31, 2014 – $23,774) over the remaining duration of the charter contract and a discount rate of 7.4% (March 31, 2014 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			March 31,	December 31,
	Credit Quality		2015	2014
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	681,114	682,495
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	26,108	27,266
Advances to equity accounted joint ventures (notes 6b and 6c)	Other internal metrics	Performing	167,982	181,514

			875,204	891,275

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2015			2014
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	75,934	21,392	97,326	74,964	26,526	101,490
Voyage expenses	—	(318)	(318)	(823)	(510)	(1,333)
Vessel operating expenses	(14,306)	(7,328)	(21,634)	(14,714)	(9,542)	(24,256)
Depreciation and amortization	(18,306)	(5,263)	(23,569)	(18,113)	(5,997)	(24,110)
General and administrative (i)	(5,325)	(1,383)	(6,708)	(4,748)	(1,660)	(6,408)

Income from vessel operations	37,997	7,100	45,097	36,566	8,817	45,383

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2015	2014
	$	$
Total assets of the liquefied gas segment	3,407,385	3,395,759
Total assets of the conventional tanker segment	376,218	381,838
Unallocated:
Cash and cash equivalents	106,410	159,639
Accounts receivable and prepaid expenses	17,926	15,240
Advances to affiliates	17,254	11,942

Consolidated total assets	3,925,193	3,964,418

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2015, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2015	2016	2017	2018	2019
Vessel Charters(i)	$	$	$	$	$
Charters-in – capital leases(ii)	5,831	7,673	30,953	27,296	—

Charters-out – operating leases(iii)	239,424	294,070	293,050	251,368	236,641
Charters-out – direct financing leases(iv)	56,438	75,064	204,109	173,701	39,065

	295,862	369,134	497,159	425,069	275,706

(i)	The Partnership owns 69% of Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and the Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 4 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. Under the terms of the leasing arrangements for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangement are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at March 31, 2015 was $8.3 million (December 31, 2014 – $8.4 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the two vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)	As at March 31, 2015, the Partnership was a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth year anniversary of each respective contract in 2017 and 2018.
(iii)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after March 31, 2015, revenue from undelivered vessels, revenue from unexercised option periods of contracts that existed on March 31, 2015, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.
(iv)	As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the Tangguh LNG Carriers’ time-charters and the two bareboat charter contracts to Awilco LNG ASA are accounted for as direct financing leases.

5.	Equity Method Investments

(a)	BG Joint Venture

On June 27, 2014, the Partnership acquired from BG its ownership interests in four 174,000-cubic meter LNG carrier newbuildings. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG. Through this transaction, the Partnership has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively the BG Joint Venture).

As at March 31, 2015, to fund its newbuilding installments, the BG Joint Venture has drawn $55.0 million (December 31, 2014 – $53.7 million) from its $787 million long-term debt facility and received $5.3 million of capital contributions from the Partnership (December 31, 2014 – $3.8 million), representing the Partnership’s proportionate share.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(b)	Teekay LNG-Marubeni Joint Venture

The joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) is a party to a loan facility for four of its six LNG carriers, including the Magellan Spirit that had a grounding incident in January 2015. The Partnership has guaranteed its 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. The Teekay LNG-Marubeni Joint Venture is currently in discussions with lenders regarding amendments to this loan facility. The Partnership expects that it may need to advance funds to the Teekay LNG-Marubeni Joint Venture to finance approximately $15 million to $25 million of loan prepayments concurrently with amending certain terms of this facility. As at March 31, 2015, the Partnership’s 52% share of the outstanding loan amount was $257.9 million. Please see “Item 2 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Significant Developments in 2015 – Charter Contracts for MALT LNG Carriers” for further details.

(c)	Excalibur and Excelsior Joint Ventures

In February 2015, joint ventures between the Partnership and Exmar NV (or Exmar) for two LNG carriers (or the Excalibur and Excelsior Joint Ventures) completed refinancing existing debt facilities by entering into a $172.8 million long-term debt facility bearing interest at a rate of LIBOR plus 2.75%, maturing in 2019. The Partnership has guaranteed its 50% share of the secured loan facilities of the Excalibur and Excelsior Joint Ventures and, as a result, recorded a guarantee liability of $0.4 million, which is included as part of other long-term liabilities in the Partnership’s consolidated balance sheet. In addition, the Excalibur and Excelsior Joint Ventures entered into four-year interest rate swaps with an aggregate notional amount of $172.8 million, which amortizes quarterly over the term of the interest rate swaps to $133.4 million at maturity. These interest rate swaps exchange the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 1.46% excluding the margin. These interest rate swaps have been designated as qualifying cash flow hedging instruments for accounting purposes. The Excalibur and Excelsior Joint Ventures use the same accounting policy for qualifying cash flow hedging instruments as the Partnership.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated subsidiary. As of December 31, 2013, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $4.2 million to its parent company, P.T. Berlian Laju Tanker. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million to its owners, of which $14.4 million was used to offset the total advances to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker.

b) The Partnership has a 50% interest in Exmar LPG BVBA (or Exmar LPG), a joint venture with Exmar, and a 50% interest in the Excalibur Joint Venture, which owns an LNG carrier, the Excalibur. As of March 31, 2015, the Partnership had advances of $67.5 million due from Exmar LPG and $2.5 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.5% to 2.0% and have no fixed repayment terms. As at March 31, 2015, the interest accrued on these advances was $0.5 million (December 31, 2014 – $0.6 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

c) The Partnership has a 50% interest in a joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and as of March 31, 2015, the Partnership had advanced $95.3 million to the Yamal LNG Joint Venture (December 31, 2014 – $95.3 million). The advances bear interest at LIBOR plus 3.0% compounded semi-annually. As of March 31, 2015, the interest accrued on these advances was $2.2 million (December 31, 2014 – $1.0 million).

7.	Long-Term Debt

	March 31,	December 31,
	2015	2014
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	253,095	257,661
U.S. Dollar-denominated Term Loan due through 2018	91,101	93,595
U.S. Dollar-denominated Term Loan due through 2018	114,583	116,667
U.S. Dollar-denominated Term Loan due through 2018	123,500	125,667
U.S. Dollar-denominated Term Loan due through 2021	282,047	285,274
U.S. Dollar-denominated Term Loan due through 2021	95,560	95,560
U.S. Dollar-denominated Term Loan due through 2026	445,241	450,000
Norwegian Kroner-denominated Bond due in 2017	86,840	93,934
Norwegian Kroner-denominated Bond due in 2018	111,651	120,773
Euro-denominated Term Loans due through 2023	249,453	284,993

Total	1,853,071	1,924,124
Less current portion	117,677	157,235

Total	1,735,394	1,766,889

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at March 31, 2015, the Partnership had three revolving credit facilities available, of which two are long-term and one is current. All three credit facilities, as at such date, provided for borrowings of up to $386.3 million, of which $133.2 million was undrawn. Interest payments are based on LIBOR plus margins. During April 2015, the Partnership refinanced its current revolving credit facility of $57.7 million with a new $55.0 million term loan maturing in April 2016. Upon refinancing in April 2015, the amount available under the remaining two revolving credit facilities of $328.6 million reduces by $19.4 million (remainder of 2015), $27.3 million (2016), $28.2 million (2017), $253.7 million and (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At March 31, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $91.1 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the five vessels to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At March 31, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $114.6 million. Interest payments on this loan are based on LIBOR plus 2.80% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At March 31, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $123.5 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $95.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2015, totaled $282.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At March 31, 2015, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $95.6 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2015, totaled $445.2 million. Interest payments on this loan are based on LIBOR plus 1.85% and the loan facility requires quarterly interest and principal payments over the remaining term of the loan and will require bullet repayments of approximately $155.4 million due at maturity in 2026. This loan facility is collateralized by first-priority mortgages on the three vessels to which the loan relates, together with certain other related security and certain guarantees from the Teekay Nakilat Joint Venture.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at March 31, 2015, the carrying amount of the bonds was $86.8 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at March 31, 2015, the carrying amount of the bonds was $111.7 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 10) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2015, totaled 232.4 million Euros ($249.5 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as at March 31, 2015, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2015 and December 31, 2014 were 2.16% and 2.19%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At March 31, 2015, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange gains (losses) of $25.9 million and ($0.8) million, of which these amounts were primarily unrealized, for the three months ended March 31, 2015 and 2014, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2015 are $88.0 million (remainder of 2015), $128.6 million (2016), $206.0 million (2017), $748.2 million (2018), $70.0 million (2019) and $612.3 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are joint and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement among the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. This loan arrangement matures in 2021 and, as at March 31, 2015, had an outstanding balance of $186.6 million, of which $95.6 million was the Partnership’s share. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership has one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115% which as at March 31, 2015, was 188%. The vessel value was determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2015, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, which totaled $21.3 million and $23.0 million as at March 31, 2015 and December 31, 2014, respectively. In addition, the Partnership has restricted cash deposits relating to collateral for cross currency swaps (see Note 10), project tenders, leasing arrangements (see Note 11b) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $35.3 million and $23.0 million as at March 31, 2015 and December 31, 2014, respectively.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2015	2014
	$	$
Current	(1)	(395)
Deferred	226	—

Income tax recovery (expense)	225	(395)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the BG Joint Venture (see Note 5a), the Partnership has an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the BG Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiaries are charged to the Partnership and recorded as part of vessel operating expenses and general and administrative. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31,	March 31,
	2015	2014
	$	$
Revenues(i)	9,409	9,349
Vessel operating expenses	(4,382)	(2,829)
General and administrative(ii)	(3,416)	(3,069)

(i)	Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(ii)	Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at March 31, 2015 and December 31, 2014, non-interest bearing advances to affiliates totaled $17.3 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $52.7 million and $43.2 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 2 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the nine LNG newbuildings the Partnership owns. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at March 31, 2015 and December 31, 2014, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $3.8 million and $3.0 million, respectively.

e) In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represents the estimated fair value of the interest rate swap liabilities on the novation date.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 7), the Partnership entered into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2015.

					Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	(Liability)	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(42,933)	2.1
900,000	150,000	NIBOR	4.35%	6.43%	(44,660)	3.4

					(87,593)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at March 31, 2015, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(11,575)	3.5	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(9,447)	1.8	5.3
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	175,000	(38,482)	13.8	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	69,623	(3,337)	6.3	2.8
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	320,000	(13,418)	1.0	2.9
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	123,500	(2,124)	3.8	1.7

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	249,452	(42,556)	5.8	3.1

			(120,939)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2015, ranged from 0.30% to 2.80%.
(ii)	Principal amount reduces semi-annually.
(iii)	These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.
(iv)	Principal amount reduces quarterly.
(v)	Principal amount reduces monthly to 70.1 million Euros ($75.2 million) by the maturity dates of the swap agreements.

As at March 31, 2015, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2015, these interest rate swaps and cross-currency swaps had an aggregate fair value liability amount of $179.3 million. As at March 31, 2015, the Partnership had $22.2 million on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and – long-term on the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative liability at March 31, 2015 was $3.9 million (December 31, 2014 – a liability of $2.1 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

		Accrued	Current
		liabilities/	portion of
	Derivative	Advances from	derivative	Derivative
	assets	affiliates	liabilities	liabilities
As at March 31, 2015
Interest rate swap agreements	—	(4,510)	(29,813)	(86,616)
Cross currency swap agreements	—	(705)	(5,849)	(81,039)
Toledo Spirit time-charter derivative	—	(570)	(900)	(2,400)

	—	(5,785)	(36,562)	(170,055)

As at December 31, 2014
Interest rate swap agreements	441	(7,486)	(52,356)	(60,157)
Cross currency swap agreement	—	(544)	(4,922)	(64,920)
Toledo Spirit time-charter derivative	—	(637)	(400)	(1,100)

	441	(8,667)	(57,678)	(126,177)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Realized and unrealized losses relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended March 31,
	2015			2014
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(7,305)	(4,357)	(11,662)	(9,244)	4,023	(5,221)
Toledo Spirit time-charter derivative	(570)	(1,800)	(2,370)	—	(2,300)	(2,300)

	(7,875)	(6,157)	(14,032)	(9,244)	1,723	(7,521)

Unrealized and realized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income. For the three months ended March 31, 2015 and 2014, unrealized (losses) gains relating to the cross currency swap agreements of ($17.0) million and $3.9 million, respectively, and realized losses of ($1.4) million and ($0.4) million, respectively, were recognized in earnings.

11.	Commitments and Contingencies

a) Between December 2012 and February 2015, the Partnership signed contracts with Daewoo Shipbuilding & Marine Engineering Co. (or DSME) for the construction of nine 173,400-cubic meter LNG carriers at a total fully-built up cost of approximately $1.9 billion. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Two of the vessels ordered are scheduled for delivery in 2016 and, upon delivery of the vessels, will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. Five of the vessels ordered are scheduled for delivery between 2017 and 2018 and, upon delivery of the vessels, will be chartered to a wholly owned subsidiary of Royal Dutch Shell PLC (or Shell) at fixed rates for a period of six to eight years, plus extension options. The Partnership intends to secure charter contracts for the remaining two newbuilding vessels prior to their deliveries in 2017 and 2018. As at March 31, 2015, costs incurred under these newbuilding contracts totaled $298.4 million and the estimated remaining costs to be incurred are $110.4 million (remainder of 2015), $351.3 million (2016), $602.6 million (2017) and $542.8 million (2018). The Partnership intends to finance the newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries.

b) As described under Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit to the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which the Partnership does not consider to be a probable outcome, the Partnership’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

c) As described in Note 5a, the Partnership has an ownership interest in the BG Joint Venture and as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at March 31, 2015, the Partnership incurred $1.6 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $4.4 million (remainder of 2015), $4.2 million (2016), $3.8 million (2017), $4.0 million (2018) and $0.4 million (2019).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In addition, the BG Joint Venture has a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by the Partnership and the other partners. As at March 31, 2015, the Partnership’s proportionate share of the remaining newbuilding installments, net of the financing, totaled $3.4 million (remainder of 2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (2019).

d) The Partnership, through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of $2.1 billion. As at March 31, 2015, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and the Partnership’s proportionate share of the estimated remaining costs to be incurred is $16.9 million (remainder of 2015), $63.9 million (2016), $97.7 million (2017), $369.4 million (2018), $211.6 million (2019) and $197.7 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

12.	Total Capital and Net Income Per Unit

At March 31, 2015, approximately 67.9% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100.0 million. The Partnership sold 1.2 million units under the COP as at December 31, 2014 for net proceeds of $48.4 million, of which 160,000 units were settled in January 2015 for net proceeds of $6.8 million.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three months ended March 31, 2015 and 2014, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2015, a total of 10,447 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2015.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income.

During March 2015 and 2014, the Partnership granted 32,054 and 31,961 restricted units, respectively, with grant date fair values of $1.1 million and $1.3 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three months ended March 31, 2015 and 2014, a total of 13,783 and 7,076 restricted units, respectively, with fair value of $0.6 million and $0.3 million, respectively, vested. During the three months ended March 31, 2015 and 2014, the Partnership recognized an expense of $1.0 million and $1.1 million, respectively, relating to the restricted units.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

14.	Restructuring Charge

Compania Espanole de Petroles, S.A., the charterer and owner of the Partnership’s former conventional vessels under capital lease, sold the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014. As a result of these sales, the Partnership recorded restructuring charges of $2.0 million and $1.8 million during 2014 and 2013, respectively, relating to seafarer severance payments. The balance outstanding of $0.8 million as at March 31, 2015 (December 31, 2014 – $1.6 million) is included in accrued liabilities in the Partnership’s consolidated balance sheets.

15.	Supplemental Cash Flow Information

a) As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the sale of the Algeciras Spirit on February 28, 2014 resulted in the vessel under capital lease being returned to the owner and the capital lease obligation being concurrently extinguished. Therefore, the sale of the vessel under capital lease of $30.1 million and the concurrent extinguishment of the corresponding capital lease obligation for $30.1 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

b) As described in Note 6a, the portion of the dividends declared by the Teekay Tangguh Joint Venture on February 1, 2014 that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million, was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur in future periods.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03) which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Partnership is evaluating the effect of adopting this new accounting guidance.

17.	Subsequent Events

In May 2015, the Partnership issued NOK 1,000 million in senior unsecured bonds in the Norwegian bond market that mature in May 2020. The aggregate principal amount of the bonds was equivalent to approximately $130 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed rate of 5.92%. The net proceeds from the bond offering are expected to be used for general partnership purposes, including the funding of newbuilding installments. The Partnership is applying to list the bonds on the Oslo Stock Exchange.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of March 31, 2015, we had a fleet of 48 LNG carriers (including one regasification unit and 19 newbuilding carriers), 30 LPG/Multigas carriers (including eight newbuilding carriers) and eight conventional tankers which generally operate under medium to long-term, fixed-rate charters. Our interests in these vessels range from 20% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2015

Exmar LPG Newbuilding Delivery

We hold a 50% interest in Exmar LPG BVBA (or Exmar LPG), a joint venture with Belgium-based Exmar NV (or Exmar), to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. One of Exmar LPG’s newbuilding carrier, the Warisoulx, delivered in January 2015, making it the fourth of the 12 newbuilding program to be delivered.

LNG Newbuildings

In February 2015, we ordered one newbuilding LNG carrier and were granted four additional newbuilding options by Daewoo Shipbuilding & Marine Engineering Co. (or DSME). In total, we have nine wholly-owned LNG newbuildings on order and scheduled for delivery between early 2016 and late 2018, with four additional newbuilding options. We have entered into time-charter contracts for all but two of the nine ordered newbuildings. In addition, we have a 20% interest in two newbuilding LNG carriers and a 30% interest in another two newbuilding LNG carriers (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six newbuilding LNG carriers relating to our 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

Charter Contracts for MALT LNG Carriers

In January 2015, the Magellan Spirit, one of the six vessels (or the MALT LNG Carriers) in our joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in which we have a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. We expect the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it claimed to do late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. However, if the charterer’s claim to terminate the charter contract is upheld, our 52% portion of the potential lost revenue under the time charter contract from March 28, 2015 to September 30, 2016, would be approximately $27.3 million, less any amounts we may receive from re-chartering this vessel during this time. The impact in future periods from this incident will depend upon our ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier, the Methane Spirit, expired in March 2015 as scheduled. The Teekay LNG-Marubeni Joint Venture has secured short-term employment, commencing September 2015 for a period of six months plus two two-month extension options, for both of the Magellan Spirit and the Methane Spirit at significantly lower charter rates and continues to seek medium-term to long-term employment for both vessels.

The Teekay LNG-Marubeni Joint Venture is a party to a loan facility for four of its LNG carriers, including the Magellan Spirit that had the grounding incident in January 2015. We have guaranteed our 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. The Teekay LNG-Marubeni Joint Venture is currently in discussions with lenders regarding amendments to this loan facility. We expect that we may need to advance funds to the Teekay LNG-Marubeni Joint Venture to finance approximately $15 million to $25 million of loan prepayments concurrently with amending certain terms of this facility. As at March 31, 2015, our 52% share of the outstanding loan amount was $257.9 million.

Bond Issuance

In May 2015, we issued NOK 1,000 million in senior unsecured bonds in the Norwegian bond market that mature in May 2020. The aggregate principal amount of the bonds was equivalent to approximately USD 130 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed rate of 5.92%. The net proceeds from the bond offering are expected to be used for general partnership purposes, including the funding of newbuilding installments. We are applying to list the bonds on the Oslo Stock Exchange.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (or SEC) on April 22, 2015.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at March 31, 2015, our liquefied gas segment fleet included 48 LNG carriers and 30 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes 13 LNG carriers and six LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes nine newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four newbuilding LNG carriers in the BG Joint Venture in which we have a 30% ownership interest in two newbuilding LNG carriers and a 20% ownership interest in the other two newbuilding LNG carriers, (v) six newbuilding LNG carriers relating to the Yamal LNG Joint Venture in which we have a 50% ownership interest, (vi) two LNG carriers (or the Exmar LNG Carriers) and (vii) 16 LPG carriers and eight newbuilding LPG carriers (or the Exmar LPG Carriers) relating to our 50/50 joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2015 and 2014, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2015	2014	% Change
Voyage revenues	75,934	74,964	1.3
Voyage expenses	—	(823)	(100.0)

Net voyage revenues	75,934	74,141	2.4
Vessel operating expenses	(14,306)	(14,714)	(2.8)
Depreciation and amortization	(18,306)	(18,113)	1.1
General and administrative(1)	(5,325)	(4,748)	12.2

Income from vessel operations	37,997	36,566	3.9

Operating Data:
Revenue Days (A)	1,710	1,574	8.6
Calendar-Ship-Days (B)	1,710	1,620	5.6
Utilization (A)/(B)	100.0%	97.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 5.6% to 1,710 days in the first quarter of 2015 from 1,620 days in the same period in 2014 as a result of the acquisition of the Norgas Napa from I.M. Skaugen SE in November 2014. During the three months ended March 31, 2015, none of our consolidated vessels in this segment were off-hire compared to two vessels being off-hire for 46 days in the same period last year. As a result, our utilization increased to 100% for the three months ended March 31, 2015 compared to 97.2% for the same period in 2014.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2015 from the same period last year, primarily as a result of:

•	an increase of $1.9 million for the three months ended March 31, 2015 due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking;

•	an increase of $1.8 million for the three months ended March 31, 2015 relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers;

•	an increase of $0.9 million for the three months ended March 31, 2015 as a result of the acquisition and delivery of the Norgas Napa in November 2014; and

•	an increase of $0.8 million for the three months ended March 31, 2015 relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract for the four newbuilding LNG carriers in the BG Joint Venture (however, we had a corresponding increase in operating expenses);

partially offset by:

•	a decrease of $2.1 million for the three months ended March 31, 2015 due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period in 2014; and

•	a decrease of $1.3 million for the three months ended March 31, 2015 due to higher operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago in the first quarter of 2014.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2015 from the same period last year, primarily as a result of:

•	a decrease of $1.2 million for the three months ended March 31, 2015 relating to lower crew wages primarily due to the weakening of Euro against the U.S. Dollar compared to the same period in 2014;

•	a decrease of $0.8 million for the three months ended March 31, 2015 as a result of spares and consumables purchased for main engine overhauls on the Tangguh Hiri and propulsion motor repairs on the Tangguh Sago in the first quarter of 2014;

partially offset by:

•	an increase of $0.8 million for the three months ended March 31, 2015 in relation to our agreement to provide shipbuilding and site supervision costs for the four LNG newbuilding carriers in the BG Joint Venture; and

•	an increase of $0.6 million for the three months ended March 31, 2015 relating to costs to train our crew for two newbuilding LNG carriers that are expected to deliver in the first half of 2016.

Depreciation and Amortization. Depreciation and amortization increased slightly for the three months ended March 31, 2015 compared to the same period last year primarily due to the acquisition of the Norgas Napa in November 2014.

Conventional Tanker Segment

As at March 31, 2015, our fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and two of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters.

The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2015 and 2014, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2015	2014	% Change
Voyage revenues	21,392	26,526	(19.4)
Voyage expenses	(318)	(510)	(37.6)

Net voyage revenues	21,074	26,016	(19.0)
Vessel operating expenses	(7,328)	(9,542)	(23.2)
Depreciation and amortization	(5,263)	(5,997)	(12.2)
General and administrative(1)	(1,383)	(1,660)	(16.7)

Income from vessel operations	7,100	8,817	(19.5)

Operating Data:
Revenue Days (A)	718	842	(14.7)
Calendar-Ship-Days (B)	720	869	(17.1)
Utilization (A)/(B)	99.7%	96.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker’s total calendar ship days decreased by 17.1% to 720 days for the three months ended March 31, 2015 from 869 days for the same period in 2014 as a result of the sales of the Algeciras Spirit and the Huelva Spirit in February 2014 and August 2014, respectively. During the three months ended March 31, 2015, none of our vessels in this segment were off-hire for scheduled dry dockings, compared to one of our vessels being off-hire for 27 days for a scheduled dry docking during the same period in 2014. As a result, our utilization increased to 99.7% for the three months ended March 31, 2015 compared to 96.9% for the same period in 2014.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2015 from the same period last year, primarily as a result of:

•	a decrease of $4.2 million for the three months ended March 31, 2015 due to the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively; and

•	a decrease of $1.6 million for the three months ended March 31, 2015 due to higher revenues earned in the same period last year by the Bermuda Spirit and Hamilton Spirit relating to an agreement that ended in October 2014 between us and the charterer, which resulted in us earning more revenues when Suezmax tanker spot rates exceeded a certain amount;

partially offset by:

•	an increase of $0.6 million for the three months ended March 31, 2015 due to higher revenues earned by the Toledo Spirit relating to the rate adjustment agreement between us and the charterer (however, we had a corresponding increase in our realized loss on our associated derivative contract with Teekay Corporation; therefore, this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income); and

•	an increase of $0.5 million for the three months ended March 31, 2015 due to the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 for a scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2015 compared to the same period last year, primarily as a result of:

•	a decrease of $1.7 million due to the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively; and

•	a decrease of $0.5 million in crew wages due to favorable foreign exchange impacts on crew wages denominated in foreign currencies.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2015, from the same periods last year, primarily as a result of the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased slightly to $6.7 million for the three months ended March 31, 2015 from $6.4 million for the same period last year, primarily due to a greater amount of corporate services provided to us by Teekay Corporation under services contracts to support our growth.

Equity Income. Equity income decreased to $18.1 million for the three months ended March 31, 2015 from $20.4 million for the same period last year as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended March 31, 2015	(51)	1,993	6,975	3,879	5,355	(93)	18,058
Three months ended March 31, 2014	(777)	2,720	4,683	8,770	4,977	—	20,373

Difference	726	(727)	2,292	(4,891)	378	(93)	(2,315)

The $0.7 million increase for the three months ended March 31, 2015 in our 33% investment in the four Angola LNG Carriers was primarily due to the timing of maintenance and repairs for the Soyo and Lobito.

The $0.7 million decrease for the three months ended March 31, 2015 in our 50% ownership interest in two Exmar LNG Carriers was due to higher interest expense as a result of the joint venture’s debt refinancing in February 2015.

The $2.3 million increase for the three months ended March 31, 2015 in our 50% ownership interest in the Exmar LPG Carriers was primarily due to higher contracted charter rates from four LPG newbuildings delivered during 2014 and early 2015 net of four disposed LPG carriers during 2014, and a loss on the sale of the Temse in the first quarter of 2014.

The $4.9 million decrease for the three months ended March 31, 2015 in our 52% investment in the MALT LNG Carriers was primarily due to a grounding incident and related disputed off-hire claims of the Magellan Spirit during the first quarter of 2015, the scheduled expiration of the Methane Spirit’s time-charter contract on March 16, 2015, and unscheduled off-hire days relating to the Woodside Donaldson.

The $0.4 million increase for the three months ended March 31, 2015 in our 40% investment in the RasGas 3 LNG Carriers was primarily due to lower interest expense as a result of principal repayments made during 2014.

Interest Expense. Interest expense decreased to $10.1 million for the three months ended March 31, 2015 from $14.8 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. The decrease was primarily the result of:

•	a decrease of $1.3 million for the three months ended March 31, 2015 due to lower interest on capital lease obligations associated with the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively;

•	a decrease of $1.0 million for the three months ended March 31, 2015 relating to lower interest expense on our Norwegian Kroner (or NOK) bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR;

•	a decrease of $1.0 million for the three months ended March 31, 2015 due to a lower interest rate on the debt facilities and elimination of interest on capital lease obligations relating to our LNG carriers in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture) upon debt refinancing and termination of capital lease obligations in December 2014;

•	a decrease of $0.8 million for the three months ended March 31, 2015 due to an increase in capitalized interest expense as a result of our exercising three newbuildings options with DSME in December 2014 and entering into an additional newbuilding agreement with DSME in February 2015;

•	a decrease of $0.6 million for the three months ended March 31, 2015 relating to capitalized interest expense on the advances we made to the Yamal LNG Joint Venture in July 2014 to fund our proportionate share of the joint venture’s newbuild installments;

•	a decrease of $0.5 million for the three months ended March 31, 2015 due to the impact of a decrease in EURIBOR and weakening of Euro against the U.S. Dollar on our Euro-denominated debt facilities;

•	a decrease of $0.4 million for the three months ended March 31, 2015 due to debt repayments during 2014, net of an increase in LIBOR on our floating-rate debt;

partially offset by:

•	an increase of $0.9 million for the three months ended March 31, 2015 relating to a new debt facility used to fund the delivery of the Wilpride in April 2014.

Interest Income. Interest income increased to $0.7 million for the three months ended March 31, 2015 from $0.6 million for the same period last year. These changes were primarily the result of accrued interest earned on our receivable from BG as described in “Item 1 – Financial Statements: Note 5 – Equity Method Investments.”

Realized and Unrealized Losses on Derivative Instruments. Net realized and unrealized losses on derivative instruments were $14.0 million for the three months ended March 31, 2015 as compared to $7.5 million in the same period last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2015			2014
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(7,305)	(4,357)	(11,662)	(9,244)	4,023	(5,221)
Toledo Spirit time-charter derivative	(570)	(1,800)	(2,370)	—	(2,300)	(2,300)

	(7,875)	(6,157)	(14,032)	(9,244)	1,723	(7,521)

As at March 31, 2015 and 2014, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.2 billion and $1.0 billion, respectively, with average fixed rates of 3.5% and 4.3%, respectively. The decrease in realized losses from 2014 to 2015 relating to our interest rate swaps was primarily due to the termination of interest rate swaps in December 2014, that had been held by the Teekay Nakilat Joint Venture.

During the three months ended March 31, 2015, we did not have any interest rate swaps associated with our U.S. Dollar-denominated restricted cash deposits as we terminated all interest rate swaps economically hedging restricted cash deposits in December 2014. During the three months ended March 31, 2014, long-term forward LIBOR benchmark interest rates decreased relative to the beginning of 2014 which resulted in us recognizing $22.6 million of unrealized gains.

During the three months ended March 31, 2015, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt. This resulted from $12.9 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2015, partially offset by transfers of $5.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended March 31, 2014, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $24.1 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2014, partially offset by transfers of $12.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

Long-term forward EURIBOR benchmark interest rates decreased during the three months ended March 31, 2015. However, the impact of the decrease is more than offset by the impact of the weakening of the Euro against the U.S. Dollar, resulting in us recognizing $3.3 million of unrealized gains on our interest rate swaps associated with our Euro-denominated long-term debt.

Long-term forward EURIBOR benchmark interest rates decreased during the three months ended March 31, 2014, resulting in us recognizing $6.7 million of unrealized losses on our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market increased for the three months ended March 31, 2015 compared to beginning of the year, which resulted in $1.8 million of unrealized losses on our Toledo Spirit time-charter derivative. The projected average tanker rates in the tanker market increased for the three months ended March 31, 2014 compared to the beginning of 2014 which resulted in $2.3 million of unrealized losses on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see “Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments” in our Annual Report on Form 20-F for the year ended December 31, 2014, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Exchange Gains and (Losses). Foreign currency exchange gains and (losses) were $25.9 million for the three months ended March 31, 2015 compared to ($0.8) million for the same period last year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2015, foreign currency exchange gains (losses) included unrealized gains on the revaluation of our Euro-denominated cash, restricted cash and debt of $28.3 million and the revaluation of our NOK-denominated debt of $16.2 million. These were partially offset by realized losses of ($1.4) million and unrealized losses of ($17.0) million on our cross currency swaps.

For the three months ended March 31, 2014, foreign currency exchange gains (losses) include a realized loss of ($0.4) million and an unrealized gain of $3.9 million on our cross currency swaps, and an unrealized loss of ($3.7) million on the revaluation of our NOK-denominated debt. For the three months ended March 31, 2014, foreign currency exchange gains (losses) also include the revaluation of our Euro-denominated restricted cash, debt and capital leases of ($0.6) million.

Other Income. Other income increased slightly by $0.2 million for the three months ended March 31, 2015 compared to the same period last year, primarily due to one of our guarantee liabilities being fully amortized in the first quarter of 2015.

Income Tax Recovery (Expense). Income tax recovery increased by $0.6 million, resulting in an income tax recovery of $0.2 million for the three months ended March 31, 2015 compared to the same period last year due to a reversal of an uncertain tax position and recognition of a deferred income tax asset in the first quarter of 2015.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 7 – Long-Term Debt”. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at March 31, 2015, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have one credit facility that requires us to maintain vessel value to outstanding loan principal balance ratios of 115%, which as at March 31, 2015, was 188%. The vessel value was determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at March 31, 2015, our consolidated cash and cash equivalents were $106.4 million, compared to $159.6 million at December 31, 2014. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $239.6 million as at March 31, 2015, compared to $295.2 million as at December 31, 2014. The decrease in total consolidated liquidity is primarily due to installment payments relating to our newbuildings.

As of March 31, 2015, we had a working capital deficit of $158.2 million. The working capital deficit includes a $62.5 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, we do not expect the owner to exercise this option.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2015, we had undrawn medium-term credit facilities of $133.2 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2015	2014
Net cash flow from operating activities	87,497	41,399
Net cash flow used for financing activities	(78,875)	(88,232)
Net cash flow (used for) from investing activities	(61,851)	2,176

Operating Cash Flows. Net cash flow from operating activities increased to $87.5 million for the three months ended March 31, 2015, from $41.4 million for the same period last year, primarily due to the acquisition of the Norgas Napa in November 2014, a greater aggregate amount of dividends received from our equity accounted joint ventures, and 18 days of unscheduled off-hire during the first quarter of 2014 due to repairs required for one of our LNG carriers; partially offset by the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to its shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities decreased to $78.9 million for the three months ended March 31, 2015, from $88.2 million for the same period last year, primarily as a result of a $14.0 million repayment of a shareholder loan received from Exmar LPG, $6.8 million of proceeds received under our continuous offering program (or COP) in January 2015, and a $7.2 million decrease in cash paid to non-controlling interests. These changes were partially offset by a $11.7 million increase in restricted cash relating to collateral for cross currency swaps and project tenders, $3.0 million recorded in the same period last year on novation of derivative liabilities from Teekay Corporation to us, and a $4.7 million increase in cash distributions paid to our unitholders and general partner.

Cash distributions paid during the three months ended March 31, 2015 increased to $63.6 million from $58.9 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive cash distributions from us as a result of (a) our common unit public offering in July 2014 and common units sold under our COP during December 2014 and January 2015, and (b) a 1.2% increase in the quarterly cash distribution per unit relating to the fourth quarter of 2014, which was paid in February 2015.

Investing Cash Flows. Net cash flow used for investing activities was $61.9 million for the three months ended March 31, 2015, compared to net cash flow from investing activities of $2.2 million for the same period last year. During the three months ended March 31, 2015, we used cash of $60.7 million relating to newbuilding installments for three of our nine LNG newbuilding vessels equipped with the MEGI twin engines.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2015:

		Remainder	2016	2018
		of	and	and	Beyond
	Total	2015	2017	2019	2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,405.1	77.5	217.0	570.2	540.4
Commitments under capital leases (2)	71.8	5.8	38.7	27.3	—
Commitments under operating leases(3)	337.7	18.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (4)	2,651.3	137.1	1,161.0	1,155.5	197.7

Total U.S. Dollar-Denominated obligations	4,465.9	238.5	1,464.9	1,801.2	961.3

Euro-Denominated Obligations: (5)
Long-term debt (6)	249.5	10.5	30.8	136.3	71.9

Total Euro-Denominated obligations	249.5	10.5	30.8	136.3	71.9

Norwegian Kroner-Denominated Obligations: (5)
Long-term debt (7)	198.5	—	86.8	111.7	—

Total Norwegian Kroner-Denominated obligations	198.5	—	86.8	111.7	—

Totals	4,913.9	249.0	1,582.5	2,049.2	1,033.2

(1)	Excludes expected interest payments of $23.3 million (remainder of 2015), $42.2 million (2016 and 2017), $24.6 million (2018 and 2019) and $38.6 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2015, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not excerise its right to sell the vessels to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any vessel we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters”.
(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $297.5 million for these leases from 2015 to 2029.
(4)	Between December 2012 and February 2015, we entered into agreements for the construction of nine LNG newbuildings. The remaining cost for these newbuildings totaled $1,607.1 million as of March 31, 2015, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four newbuilding LNG carriers and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $87.0 million as of March 31, 2015. However, as part of this agreement with BG, we expect to recover $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest entered into agreements for the construction of six LNG newbuildings. As at March 31, 2015, our 50% share of the remaining cost for these six newbuildings totaled $957.2 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which fully built up cost is estimated to be $2.1 billion.

The table above excludes eight newbuilding LPG carriers scheduled for delivery between 2015 and 2018 in Exmar LPG, the joint venture between Exmar and us. As at March 31, 2015, our 50% share of the remaining cost for these eight newbuildings totaled $172.6 million, including estimated interest and construction supervision fees.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2015.
(6)	Excludes expected interest payments of $2.8 million (remainder of 2015), $6.9 million (2016 and 2017), $2.4 million (2018 and 2019) and $1.3 million (beyond 2019). Expected interest payments are based on EURIBOR at March 31, 2015, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(7)	Excludes expected interest payments of $9.0 million (remainder of 2015), $20.3 million (2016 and 2017) and $4.2 million (2018 and 2019). Expected interest payments are based on NIBOR at March 31, 2015, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2015. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 5 – Equity Method Investments” of our Annual Report on Form 20-F for the year ended December 31, 2014. In addition, please read “Item 1 – Financial Statements: Note 5 – Equity Method Investments”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates” of our Annual Report on Form 20-F for the year ended December 31, 2014, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2015, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at March 31, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2015 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our financial condition and results of operations and our revenues and expenses;

•	growth prospects of the LNG and LPG shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	estimated minimum charter hire payments for the remainder of 2015 and the next four fiscal years, and our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter, specifically, our 52% owned vessels, the Magellan Spirit and the Methane Spirit;

•	the expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

•	the expected outcome of our dispute on the charterer’s claims of the aggregate off-hire time and charter contract termination for the Magellan Spirit;

•	the amount of prepayments we may need to advance to the Teekay LNG-Maurbeni Joint Venture in connection with the loan facility related to the Magellan Spirit, and the impact of potential negotiations regarding amendments to that loan facility;

•	expected purchases and deliveries of newbuilding vessels, our ability to obtain charter contracts for newbuildings, and the newbuildings’ commencement of service under charter contracts, including with respect to the nine LNG newbuildings ordered from DSME, four LNG newbuildings ordered within the BG Joint Venture, six LNG newbuildings relating to the Yamal LNG Joint Venture and eight remaining LPG newbuildings ordered within Exmar LPG BVBA;

•	the exercise of options to order additional MEGI LNG carrier newbuildings, and the chartering of any such vessels;

•	delivery dates, financing and estimated costs for acquisitions and newbuildings, including the possible purchase of our leased Suezmax tankers, the nine newbuilding LNG carriers we own, and the 10 newbuilding LNG carriers and eight newbuilding LPG carriers in our equity accounted joint ventures;

•	expected financing for the Yamal LNG Joint Venture;

•	expected financing of future shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI engines in certain newbuilding LNG carriers;

•	the expected sale or redelivery of certain vessels;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	the expected source of funds to manage our working capital deficit;

•	the expected use of net proceeds from our offering of NOK 1,000 million in senior unsecured bonds;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we bid on;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the possibility that goodwill attributable to a reporting unit will not be impaired for the remainder of the year;

•	our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the potential impact of new accounting guidance;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”,

“intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our and our joint ventures’ potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our common units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2015, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2015	2016	2017	2018	2019	after	Total	Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	77.5	113.7	103.3	509.3	60.9	540.4	1,405.1	1,366.9	1.7%
Variable Rate (Euro) (3) (4)	10.5	14.9	15.9	127.2	9.1	71.9	249.5	239.6	1.5%
Variable Rate (NOK) (4) (5)	—	—	86.8	111.7	—	—	198.5	204.4	6.1%

Capital Lease Obligations:
Variable-Rate ($U.S.) (6)	3.3	4.6	28.3	26.3	—	—	62.5	62.5	5.5%
Average Interest Rate (7)	5.4%	5.4%	4.6%	6.4%	—	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	18.0	351.9	161.9	61.9	144.2	140.2	878.1	78.4	3.7%
Average Fixed Pay Rate (2)	3.2%	3.0%	4.9%	4.1%	2.7%	4.8%	3.7%
Contract Amount (Euro) (4) (9)	10.5	14.9	15.9	127.2	9.1	71.9	249.5	42.6	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of March 31, 2015 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2015.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at rates of 6.88% and 6.43%, respectively, and the transfer of principal locked in at $125.0 million and $150.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The time-charter contract is scheduled to expire in August 2025, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2015, the fair value of this derivative liability was $3.9 million and the change from December 31, 2014 to the reporting period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 232.4 million Euros ($249.5 million) and Euro-denominated restricted cash deposits of 15.5 million Euros ($16.6 million), respectively, as at March 31, 2015. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2018, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2018. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”. At March 31, 2015, the fair value of this derivative liability was $87.6 million and the change from December 31, 2014 to the reporting period has been reported in foreign currency exchange gain (loss). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, realized and unrealized gain (loss) on derivative instruments and foreign currency exchange gain (loss).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exihibits

4.31	Agreement dated November 7, 2014, for a US$175,000,000 secured loan facility between Solaia Shipping L.L.C. and Excelsior BVBA, and Nordea Bank Norge ASA.

4.32	Agreement dated April 27, 2015, for a US$55,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and ING Bank N.V.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 26, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)